
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

Mail Stop 3628

June 28, 2011

Via E-Mail
Mark D. Wickham, Esq.
Davis Brown Law Firm
The Davis Brown Tower
215 10th Street, Suite 1300
Des Moines, Iowa 50309

> **Re:** **Western Iowa Energy, LLC**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on June 17, 2011**
> **File No. 0-51965**
>
> **Schedule 13E-3**
> **Filed on June 17, 2011**
> **File No. 5-86285**

Dear Mr. Wickham:

We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the Company's disclosure.

Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the Company's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to the filings and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the preliminary proxy statement.

Schedule 13E-3

General

1.   We note that you are purporting to create three classes of securities out of what is currently a single class of units, for the purpose of taking the company private by causing the existing class of units to be held by less than 300 security holders of record and

causing each "new" class of units to be held by less than 500 security holders of record. In your response letter, provide your legal analysis as to why the Class A, Class B and Class C units are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Securities Exchange Act of 1934. Also, please provide a formal opinion of counsel, supported by appropriate legal analysis, that your existing units and your newly authorized classes of units are separate classes of securities under Iowa state law. The analysis should include a detailed discussion and comparison of each feature of your existing and new classes of units and why the rights of each class support the opinion of counsel. Please support your analysis with citations to state statutory or case law, where appropriate.

Schedule 14A

General

2. Please confirm that the Company will post the information statement on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Please refer to Exchange Act Rule 14a-16 and Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

3. The form of proxy and the preliminary proxy statement should be clearly marked as "Preliminary Copies." See Rule 14a-6(e)(1). Revise accordingly.

WIE's Reasons for the Reclassification, page 18

4. We note the disclosure on page 20 indicating that the Company ultimately elected to proceed with the reclassification because the alternatives of a tender offer, a Unit repurchase or a reverse Unit split could be more costly. Please supplement the disclosure to quantify the estimated costs of conducting such alternative transactions.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since each filing person and, if applicable, its management are in possession of all facts relating to such filing person's disclosure, it is responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry Hindin
Special Counsel
Office of Mergers & Acquisitions